UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 4, 2019

CELGENE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34912	22-2711928
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

86 Morris Avenue, Summit, New Jersey	07901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 673-9000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01	OTHER EVENTS.

Certain Litigation Relating to the Merger

As previously disclosed, on January 2, 2019, Celgene Corporation (“Celgene”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bristol-Myers Squibb Company (“BMS”) and Burgundy Merger Sub, Inc., a wholly owned subsidiary of BMS (“Merger Sub”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Celgene, with Celgene surviving as a wholly owned subsidiary of BMS (the “Merger”).

As of April 4, 2019, eleven complaints have been filed by Celgene stockholders seeking to enjoin the Merger. Sam B. Gerold v. Celgene Corporation, et al., No. 1:19-cv-00233, Karen Sbriglio v. Celgene Corporation, et al., No. 1:19-cv-00277, Bette Grayson v. Celgene Corporation, et al., No. 1:19-cv-00332, Scott Rowinski v. Celgene Corporation, et al., No. 1:19-cv-00382 and LR Trust v. Celgene Corporation, et al., No. 1:19-cv-00459 were filed in the United States District Court for the District of Delaware. Robert Lowinger v. Celgene Corporation, et al., No. 2:19-cv-04752, Michael A. Bernstein v. Celgene Corporation, et al., No. 2:19-cv-04804 and Elaine Wang v. Celgene Corporation, et al., 2:19-cv-04865 and David Goldstein v. Celgene Corporation, et al., No. 2:19-cv-08087 were filed in the United States District Court for the District of New Jersey. Kristen Rogers v. Celgene Corporation, et al., No. 1:19-cv-01275 and Patricia Woods v. Celgene Corporation, et al., No. 1:19-cv-01597 was filed in the United States District Court for the Southern District of New York.

The eleven federal complaints name as defendants Celgene and the members of its board of directors and seek to state claims under the federal securities laws in connection with either the joint proxy statement/prospectus filed by BMS on February 1, 2019 or the Definitive Proxy Statement on Schedule 14A filed by Celgene on February 22, 2019 (the “Definitive Proxy Statement”), alleging that the applicable document contains materially incomplete and misleading information. The plaintiffs in Sam B. Gerold, Karen Sbriglio, and Bette Grayson have named Bristol-Myers Squibb and Merger Sub as defendants as well.

The defendants believe that these actions are without merit, and that no further disclosure is required under applicable law. Nonetheless, to avoid the risk of the litigation delaying or adversely affecting the Merger, the defendants are making supplemental disclosures (the “litigation-related supplemental disclosures”) related to the Merger, as set forth herein. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The litigation-related supplemental disclosures contained below should be read in conjunction with the Definitive Proxy Statement, which is available on the Internet site maintained by the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, along with periodic reports and other information Celgene files with the SEC. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures set forth herein. To the extent that the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. All page references are to pages in the Definitive Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement.

Supplemental Disclosures

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the first sentence of the third full paragraph on page 117 with the following:

“Using publicly available information, J.P. Morgan compared selected financial data of Celgene with similar data for companies selected by J.P. Morgan based on its experience and professional judgment, among other reasons, because they are publicly traded biopharmaceutical companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Celgene based on business sector participation (including having branded product portfolios), financial metrics and form of operations.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the second sentence of the first full paragraph on page 119 with the following:

“After applying this range to Celgene’s estimated EBITDA (based on the Celgene blended management case) for the twelve months ending December 31, 2019 of $9.4 billion, this analysis indicated a range of implied equity values per share of Celgene common stock on a fully diluted basis using the treasury stock method, rounded to the nearest $0.25, of $88.75 to $204.25, which was compared to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) the implied per share equity value of the merger consideration of $107.13 per share of Celgene common stock.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the first sentence of the second full paragraph on page 119 with the following:

“J.P. Morgan conducted a discounted cash flow analysis, which is referred to in this joint proxy statement/prospectus as a DCF analysis, for the purpose of determining an implied equity value per share on a fully diluted basis using the treasury stock method for the Celgene common stock, and based on approximately (i) 699.8 million shares of common stock of Celgene outstanding as of December 17, 2018, (ii) 12.4 million unvested Celgene RSUs and Celgene PSUs outstanding as of December 21, 2018, and (iii) 71.6 million Celgene Stock Options outstanding as of December 21, 2018 having a weighted average exercise price of $83.52, each as provided by the management of Celgene.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the third full paragraph on page 119 with the following:

“J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that Celgene was forecasted to generate from calendar year 2019 through calendar year 2028 based upon the Celgene blended management case. J.P. Morgan also calculated a range of terminal values for Celgene at the end of the ten-year period ended 2028 by applying a terminal growth rate ranging from 1.50% to 3.00% (which range was developed with, and reviewed and approved by, the management of Celgene, taking into account J.P. Morgan’s experience and familiarity with Celgene’s industry) to the unlevered free cash flows of Celgene during the final year of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2018 using a range of discount rates from 8.50% to 9.50%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for Celgene, taking into account target capital structures, Celgene’s estimated cost of debt, Celgene’s estimated marginal tax rate, yields for U.S. Treasury notes, levered and unlevered betas for Celgene and the selected publicly traded companies identified above, market risk premium based on standard market studies conducted by J.P. Morgan on a monthly basis and other appropriate factors. The present values were then adjusted to take into account Celgene’s estimated net debt as of December 31, 2018 to derive implied equity values per share for Celgene on a fully diluted basis using the treasury stock method.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the first sentence of the third full paragraph on page 120 with the following:

“Using publicly available information, J.P. Morgan compared selected financial data of Bristol-Myers Squibb with similar data for companies selected by J.P. Morgan based on its professional judgment, among other reasons, because they are publicly traded companies in the biopharmaceutical industry with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Bristol-Myers Squibb based on business sector participation (including having branded product portfolios), financial metrics and form of operations”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the penultimate paragraph on page 121 with the following:

“J.P. Morgan conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per share using the treasury stock method for Bristol-Myers Squibb common stock, based on approximately (i) 1,632.4 million shares of Bristol-Myers Squibb common stock outstanding as of November 30, 2018, (ii) 9.0 million unvested Bristol-Myers Squibb RSUs, Bristol-Myers Squibb MSUs and Bristol-Myers Squibb PSUs, in each case outstanding as of November 30, 2018, (iii) 3,605 Bristol-Myers Squibb preferred shares outstanding as of November 30, 2018 and convertible into Bristol-Myers Squibb common stock at a 16.96 conversion ratio, and (iv) 1.74 million Bristol-Myers Squibb stock options outstanding as of November 30, 2018, with a weighted average exercise price of $17.53, each as provided by the management of Bristol-Myers Squibb.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the paragraph beginning at the end of page 121 with the following:

“J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that Bristol-Myers Squibb was forecasted to generate from calendar year 2019 through calendar year 2023 based on the Celgene adjusted Bristol-Myers Squibb financial projections. J.P. Morgan also calculated a range of terminal values for Bristol-Myers Squibb at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 0.50% to 1.50% (which range was developed with, and reviewed and approved by, the management of Celgene, taking into account J.P. Morgan’s experience and familiarity with Bristol-Myers Squibb’s industry) to the unlevered free cash flows of Bristol-Myers Squibb during the final year of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2018 using a range of discount rates from 7.25% to 8.25%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for Bristol-Myers Squibb, taking into account target capital structures, Bristol-Myers Squibb’s estimated cost of debt, Bristol-Myers Squibb’s estimated marginal tax rate, yields for U.S. Treasury notes, levered and unlevered betas for Bristol-Myers Squibb and the selected publicly traded companies identified above, market risk premium based on standard market studies conducted by J.P. Morgan on a monthly basis and other appropriate factors. The present values were then adjusted to take into account Bristol-Myers Squibb’s estimated net debt and minority interest as of December 31, 2018 and the estimated net proceeds of $1.6 billion from the UPSA divestiture, as provided by Celgene’s management, to derive implied equity values per share for Bristol-Myers Squibb on a fully diluted basis using the treasury stock method.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the second paragraph on page 127 with the following:

“Citigroup reviewed and compared certain financial information for Celgene to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biopharmaceutical industry:”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the first sentence of the third paragraph on page 127 with the following:

“Although none of the selected companies listed above is directly comparable to Celgene, the companies included were chosen because they have operations that, for purposes of Citigroup’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of Celgene based on business sector participation (including having branded product portfolios), operational characteristics and financial metrics.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the second sentence of the final paragraph on page 128 with the following:

“While none of the companies that participated in the selected transactions are directly comparable to Celgene, these transactions were selected, among other reasons and based on Citigroup’s experience and professional judgment, because the businesses involved in these transactions participate in the biopharmaceutical industry and share similar business characteristics to Celgene based on business sector participation (including having branded product portfolios), operational characteristics and financial metrics.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the second paragraph on page 129 with the following:

“Citigroup conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per share for Celgene common stock using the treasury stock method, based on approximately (i) 699.772 million shares of common stock of Celgene outstanding as of December 17, 2018, (ii) 12.397 million unvested Celgene RSUs and Celgene PSUs outstanding as of December 21, 2018, and (iii) 71.570 million Celgene Stock Options outstanding as of December 21, 2018, with a weighted average exercise price of $83.52, each as provided by the management of Celgene. Citigroup calculated the unlevered free cash flows that Celgene is expected to generate during calendar years 2019 through 2028 based upon Celgene management case 1, Celgene management case 2, Celgene management case 3, and the Celgene blended management case. Citigroup also calculated a range of terminal values for Celgene at the end of the projection period by applying terminal growth rates, based on direction from Celgene management and Citigroup’s experience and familiarity with Celgene’s industry, ranging from 1.50% to 3.00% to the terminal year estimate of unlevered free cash flow. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 8.3% to 9.5%, which range was chosen by Citigroup based upon an analysis of the weighted average cost of capital of Celgene, taking into account target capital structures, Celgene’s estimated cost of debt, Celgene’s estimated marginal tax rate, yields for U.S. Treasury notes, levered and unlevered betas for Celgene and the selected publicly traded companies identified above, market risk premium based on standard market studies conducted by Citigroup and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Celgene’s estimated net debt at December 31, 2018 and divided by the fully diluted shares outstanding of Celgene as provided by Celgene management.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the second sentence of the penultimate paragraph on page 129 with the following:

“Citigroup noted that the range of such price targets as of December 31, 2018 was $71.00 to $163.00 per share of Celgene common stock, with a median of $100.00 per share of Celgene common stock.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the final paragraph on page 129 with the following:

“Citigroup calculated, using publicly available information, the 25th to 75th percentile one-day unaffected stock price premia paid for selected acquisition transactions occurring between 2009 and 2018 that Citigroup deemed appropriate in its professional judgment. Specifically, with the exception of the acquisition of Actelion Ltd. by Johnson & Johnson, Citigroup reviewed the premia paid in each of the transactions set forth in the section “—Opinion of J.P. Morgan Securities LLC—Celgene Financial Analyses—Selected Transaction Multiples Analysis” beginning on page 118 of this joint proxy statement/prospectus. The analysis indicated a relevant range of one-day unaffected stock premia of 32% to 56%, with a median one-day unaffected stock premium of 37%. Citigroup then calculated, based on this range of premia, an illustrative range of prices per share of Celgene common stock of $84.25 to $99.75 (in each case, rounded to the nearest $0.25).”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the first sentence of the third full paragraph on page 131 with the following:

“Citigroup conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per share for Bristol-Myers Squibb common stock using the treasury stock method, based on approximately (i) 1,632 million shares of Bristol-Myers Squibb common stock outstanding as of November 30, 2018, (ii) 4.746 million Bristol-Myers Squibb RSUs, 1.478 million Bristol-Myers Squibb MSUs and 2.821 million Bristol-Myers Squibb PSUs, in each case outstanding as of November 30, 2018, (iii) 0.004 million Bristol-Myers Squibb preferred shares outstanding as of November 30, 2018 and convertible into Bristol-Myers Squibb common stock at a 16.96 conversion ratio, and (iv) 1.737 million Bristol-Myers Squibb stock options outstanding as of November 30, 2018, with a weighted average exercise price of $17.53, each as provided by the management of Bristol-Myers Squibb.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the fourth full paragraph on page 131 with the following:

“Citigroup also calculated a range of terminal values for Bristol-Myers Squibb at the end of the projection period by applying terminal growth rates, based on direction from Celgene management and Citigroup’s experience and familiarity with Bristol-Myers Squibb’s industry, ranging from 0.50% to 1.50% to the terminal year estimate of unlevered free cash flow. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 7.9% to 9.2%, which range was chosen by Citigroup based upon an analysis of the weighted average cost of capital of Bristol-Myers Squibb, taking into account target capital structures, Bristol-Myers Squibb’s estimated cost of debt, Bristol-Myers Squibb’s estimated marginal tax rate, yields for U.S. Treasury notes, levered and unlevered betas for Bristol-Myers Squibb and the selected publicly traded companies identified above, market risk premium based on standard market studies conducted by Citigroup and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Bristol-Myers Squibb’s estimated net debt and minority interest at December 31, 2018, as well as the estimated net proceeds of $1.6 billion, as directed by Celgene management, from the planned divestiture of Bristol-Myers Squibb’s French consumer healthcare business, UPSA, and divided by the fully diluted shares outstanding of Bristol-Myers Squibb, as provided by Celgene management. The DCF analysis indicated an implied per share equity value range for Bristol-Myers Squibb common stock of $52.25 to $66.75 (rounded to the nearest $0.25). Citigroup compared this range to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.”

The disclosure under the subsection captioned “Opinions of Celgene’s Financial Advisors” is hereby amended and supplemented by replacing the second sentence of the final paragraph on page 131 with the following:

“Citigroup noted that the range of such price targets as of December 31, 2018 was $47.00 to $75.00 per share of Bristol-Myers Squibb common stock, with a median of $58.50 per share of Bristol-Myers Squibb common stock.”

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the second sentence of the second full paragraph on page 147 with the following:

The Bristol-Myers Squibb financial advisors performed this analysis on the estimated unlevered free cash flows contained in the Bristol-Myers Squibb adjusted Celgene financial projections and the Bristol-Myers Squibb projected synergies, as defined and summarized in the sections entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Adjusted Celgene Financial Projections” and “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Projected Synergies” beginning on pages 155 and 157, respectively, of this joint proxy statement/prospectus.

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the third full paragraph on page 147 with the following:

For the DCF analysis excluding the impact of the Bristol-Myers Squibb projected synergies, the Bristol-Myers Squibb financial advisors calculated a terminal value for Celgene as of December 31, 2028, by applying a range of perpetual growth rates of 0.5% to 2.0%, selected based on the Bristol-Myers Squibb financial advisors’ experience and professional judgment, taking into account, among other things, the Bristol-Myers Squibb adjusted Celgene financial projections and the Celgene product portfolio. The unlevered free cash flows from calendar years 2019 to 2028 and the terminal value were then discounted to present values using a range of discount rates of 7.5% to 9.0% (which the Bristol-Myers Squibb financial advisors derived based on Celgene’s assumed weighted average cost of capital utilizing a capital asset pricing model, which takes into account certain company-specific inputs, including a beta, as well as certain financial metrics from the United States financial markets generally), to calculate an implied aggregate value for Celgene. The Bristol-Myers Squibb financial advisors then adjusted the total implied aggregate value ranges by Celgene’s estimated net debt as of December 31, 2018 of $16.2 billion, as provided by Celgene’s management, including tax repatriation liability as of December 31, 2018 of $1.5 billion, representing the net present value of Celgene’s publicly disclosed tax repatriation liability, and divided the resulting implied total equity value ranges by Celgene’s fully diluted shares outstanding as provided by Celgene’s management. Based on the above-described analysis, the Bristol-Myers Squibb financial advisors derived a range of implied equity values per share of Celgene common stock of $95 to $136 (with a mid-point of $112) on a stand-alone basis, rounded to the nearest $1.

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the second sentence of the fourth full paragraph on page 147 with the following:

For this analysis, the Bristol-Myers Squibb financial advisors applied a mid-point perpetual growth rate of 1.25% (based on the Bristol-Myers Squibb financial advisors’ experience and professional judgment), and discounted net cash flows generated by the Bristol-Myers Squibb projected synergies to present value using a range of discount rates of 7.5% to 9.0% (which the Bristol-Myers Squibb financial advisors derived based on Celgene’s assumed weighted average cost of capital utilizing a capital asset pricing model).

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the first sentence of the second paragraph on page 148 with the following:

In order to better compare the equity analysts’ stock price targets with the merger consideration, based on their professional judgment and experience, the Bristol-Myers Squibb financial advisors discounted each analyst’s price target to present value by applying, for a one year discount period, an illustrative discount rate of 10.0%, which was selected by the Bristol-Myers Squibb financial advisors based on Celgene’s assumed mid-point cost of equity of 10.0%, derived utilizing a capital asset pricing model.

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the second paragraph on page 150 with the following:

The Bristol-Myers Squibb financial advisors calculated ranges of implied values per share of Bristol-Myers Squibb common stock based on estimates of future unlevered free cash flows for calendar years 2019 through 2023. The Bristol-Myers Squibb financial advisors performed this analysis on the estimated unlevered free cash flows contained in the Bristol-Myers Squibb financial projections, as defined and summarized in the section entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Financial Projections” beginning on page 154 of this joint proxy statement/prospectus. The Bristol-Myers Squibb financial advisors then calculated a terminal value for Bristol-Myers Squibb as of December 31, 2023, by applying a range of perpetual growth rates of (1.0)% to 0.0%, selected based on the Bristol-Myers Squibb financial advisors’ experience and professional judgment, taking into account, among other things, the Bristol-Myers Squibb financial projections and the Bristol-Myers Squibb product portfolio. The unlevered free cash flows from calendar years 2019 to 2023 and the terminal value were then discounted to present values using a range of discount rates of 7.5% to 8.5% (which the Bristol-Myers Squibb financial advisors derived based on Bristol-Myers Squibb’s assumed weighted average cost of capital utilizing a capital asset pricing model, which takes into account certain company-specific inputs, including a beta, as well as certain financial metrics for the United States financial markets generally), to calculate an implied aggregate value for Bristol-Myers Squibb. The Bristol-Myers Squibb financial advisors then adjusted the total implied aggregate value ranges by Bristol-Myers Squibb’s estimated net debt as of December 31, 2018 of ($0.7) billion, as provided by Bristol-Myers Squibb’s management, including tax repatriation liability as of December 31, 2018 of $2.1 billion, representing the net present value of Bristol-Myers Squibb’s publicly disclosed tax repatriation liability, and divided the resulting implied total equity value ranges by Bristol-Myers Squibb’s fully diluted shares outstanding as provided by Bristol-Myers Squibb’s management. Based on the above-described analysis, the Bristol-Myers Squibb financial advisors derived a range of implied equity values per share of Bristol-Myers Squibb common stock of $64 to $79 (with a mid-point of $71), rounded to the nearest $1.

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the first sentence of the penultimate paragraph on page 150 with the following:

In order to better compare the equity analysts’ stock price targets with the Bristol-Myers Squibb share price, based on their professional judgment and experience, the Bristol-Myers Squibb financial advisors discounted each analyst’s price target to present value by applying, for a one year discount period, an illustrative discount rate of 8.5%, which was selected by the Bristol-Myers Squibb financial advisors based on Bristol-Myers Squibb’s assumed mid-point cost of equity of 8.5%, derived utilizing a capital asset pricing model.

The disclosure under the subsection captioned “Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” is hereby amended and supplemented by replacing the second sentence of the third paragraph on page 151 with the following:

The pro forma DCF analysis reflected (i) the stand-alone DCF equity values derived for each of Bristol-Myers Squibb and Celgene, exclusive of the impact of the Bristol-Myers Squibb projected synergies, which in the aggregate ranged from $105 billion to $131 billion, in the case of Bristol-Myers Squibb, and $69 billion to $101 billion, in the case of Celgene, as further described above under “—Analyses Relating to Bristol-Myers Squibb-Discounted Cash Flow Analysis” and “—Analyses Relating to Celgene-Discounted Cash Flow Analysis,” respectively, plus (ii) the DCF value of the Bristol-Myers Squibb projected synergies, which in the aggregate ranged from $21 billion to $26 billion, as further described above under “—Analyses Relating to Bristol-Myers Squibb-Discounted Cash Flow Analysis,” minus (iii) the estimated $37 billion of cash consideration to be paid to Celgene stockholders at the completion of the merger and after-tax fees and expenses related to the transaction, minus (iv) the expected repurchase of $5 billion of Bristol-Myers Squibb common stock following completion of the merger, minus (v) the probability-adjusted net present value of the CVR of, in the aggregate, $2 billion.

The disclosure under the subsection captioned “Certain Unaudited Prospective Financial Information” is hereby amended and supplemented by replacing the tables on page 152 and the corresponding footnotes with the following:

Celgene management case 1

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.7	$22.7	$21.3	$20.0	$18.6	$15.9	$14.4	$14.3	$14.5
Cost of goods sold	$0.5	$0.5	$0.7	$1.0	$1.4	$1.7	$2.1	$2.4	$2.6	$2.7	$2.6
Operating expenses	$6.6	$7.0	$7.4	$7.8	$7.7	$7.7	$7.6	$6.1	$5.5	$5.5	$5.6
EBIT (1)	$8.3	$9.8	$11.6	$13.8	$12.2	$10.6	$8.8	$7.4	$6.2	$6.1	$6.3
EBITDA (2)	$8.7	$10.3	$12.2	$14.5	$12.8	$11.2	$9.4	$7.8	$6.7	$6.5	$6.7
Adjusted EBITDA (3)	$7.9	$9.4	$11.2	$13.3	$11.8	$10.2	$8.4	$7.0	$5.9	$5.8	$6.0

Celgene management case 2

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.8	$22.8	$23.4	$24.0	$23.9	$23.0	$19.9	$19.6	$19.8
Cost of goods sold	$0.5	$0.5	$0.7	$1.1	$1.5	$2.0	$2.4	$2.8	$2.9	$3.0	$2.9
Operating expenses	$6.6	$7.0	$7.4	$7.8	$7.8	$7.8	$7.8	$8.9	$7.7	$7.5	$7.6
EBIT (1)	$8.3	$9.8	$11.7	$13.9	$14.0	$14.2	$13.6	$11.4	$9.3	$9.0	$9.3
EBITDA (2)	$8.7	$10.3	$12.2	$14.6	$14.7	$14.8	$14.3	$12.0	$9.9	$9.6	$9.9
Adjusted EBITDA (3)	$7.9	$9.4	$11.2	$13.5	$13.5	$13.6	$13.1	$10.9	$8.9	$8.6	$8.9

Celgene management case 3

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.8	$23.1	$24.2	$26.0	$27.9	$28.7	$22.8	$21.7	$22.0
Cost of goods sold	$0.5	$0.5	$0.7	$1.1	$1.6	$2.2	$2.7	$3.2	$3.3	$3.3	$3.2
Operating expenses	$6.6	$7.0	$7.4	$7.8	$7.8	$7.9	$8.0	$11.0	$8.8	$8.4	$8.5
EBIT (1)	$8.3	$9.8	$11.7	$14.1	$14.7	$15.9	$17.2	$14.5	$10.7	$10.0	$10.3
EBITDA (2)	$8.7	$10.3	$12.3	$14.8	$15.4	$16.7	$17.9	$15.3	$11.4	$10.7	$11.0
Adjusted EBITDA (3)	$7.9	$9.4	$11.3	$13.7	$14.2	$15.4	$16.6	$13.8	$10.3	$9.6	$9.9

Celgene blended management case

(Dollars in billions)	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E
Revenue	$15.3	$17.3	$19.8	$22.8	$22.7	$22.8	$22.4	$21.1	$18.3	$18.0	$18.2
Cost of goods sold	$0.5	$0.5	$0.7	$1.1	$1.5	$1.9	$2.4	$2.7	$2.8	$2.9	$2.8
Operating expenses	$6.6	$7.0	$7.4	$7.8	$7.8	$7.8	$7.8	$8.1	$7.0	$6.9	$7.0
EBIT (1)	$8.3	$9.8	$11.7	$13.9	$13.5	$13.1	$12.3	$10.3	$8.4	$8.1	$8.4
EBITDA (2)	$8.7	$10.3	$12.2	$14.6	$14.1	$13.7	$12.9	$10.9	$8.9	$8.6	$8.9
Adjusted EBITDA (3)	$7.9	$9.4	$11.2	$13.4	$13.0	$12.6	$11.8	$9.8	$8.0	$7.7	$8.0

(1)	EBIT is earnings before interest expense and income taxes and, for purposes of the Celgene financial projections, is a non-GAAP financial measure calculated in a manner consistent with the non-GAAP financial measures presented by Celgene in its periodic earnings releases. As set forth and explained in Celgene’s periodic earnings releases, Celgene calculates certain of its non-GAAP financial measures by excluding certain GAAP items that Celgene management does not consider to be normal, recurring, cash operating expenses, but that may not meet the definition of usual or non-recurring items. For example, for purposes of the Celgene financial projections, EBIT excludes any stock-based compensation expense.

(2)	EBITDA is earnings before interest expense, income taxes, depreciation and amortization and, for purposes of the Celgene financial projections, is a non-GAAP financial measure calculated in a manner consistent with the non-GAAP financial measures presented by Celgene in its periodic earnings releases. As set forth and explained in Celgene’s periodic earnings releases, Celgene calculates certain of its non-GAAP financial measures by excluding certain GAAP items that Celgene management does not consider to be normal, recurring, cash operating expenses, but that may not meet the definition of usual or non-recurring items. For example, for purposes of the Celgene financial projections, EBITDA excludes any stock-based compensation expense.

(3)	Adjusted EBITDA is EBITDA (as defined in footnote (2) above), but includes stock-based compensation expense.

The disclosure under the subsection captioned “Certain Unaudited Prospective Financial Information” is hereby amended and supplemented by replacing the paragraph titled “Celgene CVR Probabilities” on page 154 with the following:

“Celgene management provided estimates of the probabilities of achieving the three FDA approvals required to trigger the $9 payment under the CVR agreement to the Celgene Board in connection with its evaluation of the merger, and to J.P. Morgan and Citigroup in connection with their respective financial analyses described above in the section “—Opinions of Celgene’s Financial Advisors.” When determining the probability of obtaining each of the milestones, Celgene management considered, with respect to each product candidate, the stage of clinical development, the status of the pivotal trials, the anticipated timing of data from pivotal trials, the clinical data sets from prior trials, clinical differentiation of the product candidates, regulatory history and prior regulatory interactions, the anticipated timing of the regulatory submissions, the indications for which regulatory approval was sought and management’s professional judgment and experience with respect to obtaining regulatory approval for product candidates in such indications.  These estimates, which are referred to in this proxy statement/prospectus as the Celgene CVR probabilities, were as follows: The probability of triggering the $9 payment under the CVR by March 31, 2021 was 54.4% for Celgene management case 1 (calculated by multiplying the estimated 80% probability of obtaining the Ozanimod milestone, the estimated 85% probability of obtaining the JCAR017 milestone and the estimated 80% probability of obtaining the bb2121 milestone); 72.9% for Celgene management case 2 (calculated by multiplying the estimated 90% probability of obtaining the Ozanimod milestone, the estimated 90% probability of obtaining the JCAR017 milestone and the estimated 90% probability of obtaining the bb2121 milestone); 100.0% for Celgene management case 3 (calculated by multiplying the estimated 100% probability of obtaining the Ozanimod milestone, the estimated 100% probability of obtaining the JCAR017 milestone and the estimated 100% probability of obtaining the bb2121 milestone); and 69.1% for the Celgene blended management case (calculated by applying a probability weighting of 35%, 55% and 10% to Celgene management case 1, Celgene management case 2 and Celgene management case 3, respectively), and the probability of triggering the payment under the CVR earlier, by December 31, 2020, was 45.9% for Celgene management case 1 (calculated by multiplying the estimated 80% probability of obtaining the Ozanimod milestone, the estimated 85% probability of obtaining the JCAR017 milestone and the estimated 67.5% probability of obtaining the bb2121 milestone); 72.9% for Celgene management case 2 (calculated by multiplying the estimated 90% probability of obtaining the Ozanimod milestone, the estimated 90% probability of obtaining the JCAR017 milestone and the estimated 90% probability of obtaining the bb2121 milestone); 100.0% for Celgene management case 3 (calculated by multiplying the estimated 100% probability of obtaining the Ozanimod milestone, the estimated 100% probability of obtaining the JCAR017 milestone and the estimated 100% probability of obtaining the bb2121 milestone); and 66.2% for the Celgene blended management case (calculated by applying a probability weighting of 35%, 55% and 10% to Celgene management case 1, Celgene management case 2 and Celgene management case 3, respectively).”

The disclosure under the section captioned “Interests of Celgene’s Directors and Executive Officers in the Merger” is hereby amended and supplemented by inserting the following subsection entitled “Future Employment of Celgene Directors and Officers” after footnote 5 on page 208:

“Prior to the signing of the merger agreement, there were no communications between Celgene and Bristol-Myers Squibb, or between their respective executive officers or directors, regarding the potential terms of future employment or service for any individual Celgene executive officer or director with Bristol-Myers Squibb (including as directors of Bristol-Myers Squibb). As of February 22, 2019, Celgene and Bristol-Myers Squibb had not made a determination as to which two members of the Celgene Board will be designated to serve on the BMS Board following the completion of the merger.”

Important Information For Investors And Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html. Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELGENE CORPORATION

Date: April 4, 2019	By:	/s/ David V. Elkins
David V. Elkins
Executive Vice President
Chief Financial Officer
(principal financial and accounting officer)

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